EXHIBIT A

FOURTH AMENDED AND RESTATED ARTICLES OF INCORPORATION OF SMART TIRE RECYCLING, INC.

SMART TIRE RECYCLING, INC., a corporation organized and existing under the laws of the Commonwealth of Pennsylvania, hereby certifies as follows:

ONE: The name of this corporation is SMART TIRE RECYCLING, INC. and the date of filing of the original Articles of Incorporation of this corporation with the Department of State of the Commonwealth of Pennsylvania was August 12, 2016.

TWO: Pursuant to the Business Corporation Law Section of the Commonwealth of Pennsylvania (the "BCL"), this Fourth Amended and Restated of Articles Incorporation (the "Fourth Amendment") amends and restates the provisions of the Third Amended and Restated Articles of Incorporation, as amended and restated on August 28, 2020.

THREE: The text of the Articles of Incorporation as heretofore amended or supplemented is hereby amended and restated in its entirety to read as follows:

I.

The name of this corporation is SMART TIRE RECYCLING, INC. (the "Corporation" or the "Company").

II.

The address of the registered office of the corporation in the Commonwealth of Pennsylvania is 2315 Eldridge Street, Pittsburgh, PA 15217.

III.

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the BCL.

IV.

A. Authorized Capital Stock. The aggregate number of shares, classes of shares and par value of shares which the Company shall have the authority to issue is 3,400,000 shares, consisting of (i) 2,500,000 shares of Common Stock, no par value ("Common Stock"); and (ii) 900,000 shares of Preferred Stock, of which 300,000 shall be designated as Series Seed Preferred Stock, par value $0.01 per share ("Series Seed Preferred Stock "), 300,000 shall be designated as Series CF1 Seed Preferred Stock ("Series CF1 Seed Preferred Stock"), par value $0.01 per share, and 300,000 shall be designated as Series CF2 Seed Preferred Stock ("Series CF2 Seed Preferred Stock" and together with the

Series CF1 Seed Preferred Stock and Series Seed Preferred Stock, "Preferred Stock").

B. Authorized Common Stock. Subject to the specific rights, preferences or privileges of any class of stock as set forth herein, the number of authorized shares of any such class or classes may be increased or decreased (but not below the number of shares of such class or classes then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the Corporation (voting together as a single class).

C. Common Stock Provisions.

1. Dividend Rights.

The holders of Common Stock are not entitled to receive any fixed or set dividend. The holders of Common Stock shall receive dividends only at such times and in such amounts as may be determined by the Board of Directors of the Company; provided however, that no such dividend shall be declared or paid unless all accrued and unpaid dividends on the Preferred Stock are simultaneously paid and the Preferred Stock receives an additional dividend equal in amount to the dividend per share being paid on the Common Stock on the basis that each share of Preferred Stock had been converted into Common Stock.

2. Voting Rights. Except as otherwise required by law or expressly provided herein, the holder of each share of Common Stock shall have one vote per share on each matter submitted to a vote of the shareholders of the Company.

3. Liquidation Rights. The rights of any holder of Common Stock in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, shall be as set forth in Section D.4.

D. Preferred Stock Provisions.

1. Relative Ranking. With respect to the payment of dividends and upon liquidation:

(a) the holders of Series Seed Preferred Stock are entitled to receive a preference amount (the "Series Seed Preference Amount") equal to $1.19 (one dollar and 19/100) per share of Series Seed Preferred Stock, plus accrued dividends;

pari passu with

(b) the holders of Series CF1 Seed Preferred Stock are entitled to receive a preference amount (the "Series CF1 Seed Preference Amount") equal to $1.8707 (one dollar and 8707/10,000) per share of Series CF1 Seed Preferred Stock, plus accrued dividends;

pari passu with

(c) the holders of Series CF2 Seed Preferred Stock are entitled to receive a preference amount (the "Series CF2 Seed Preference Amount and, together with Series CF1 Seed Preference Amount and the Series Seed Preference Amount, the "Preference Amount") equal to $2.2450 (two dollars and 2450/10,000) per share of Series CF2 Seed Preferred Stock,

until the Preference Amount is fully paid.

2. Dividend Rights.

(a) Subject to and in accordance with Section D.1, the holders of Preferred Stock in preference to the holders of Common Stock and any other equity security of the Company (collectively, "Junior Stock"), shall be entitled to receive, but only out of funds that are legally available therefor, cash dividends at the rate of eight percent (8.0%) of the Original Issue Price (as defined below) per annum (the "Preferred Stock Dividend") on each outstanding share of Preferred Stock until all Preference Amounts have been fully paid (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares). The Preferred Stock Dividend shall in any event be cumulative and accrue on a daily basis (but shall not compound) from the date of the issuance of such shares of Preferred Stock whether or not earned or declared. The "Original Issue Price" shall be one dollar and 19/100 ($1.19) per share of Series Seed Preferred Stock and shall be one dollar and 8707/10,000 ($1.8707) per share of Series CF1 Seed Preferred Stock and shall be two dollars and 2450/10,000 ($2.2450) per share of Series CF2 Seed Preferred Stock, in each case, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares. The Preferred Stock Dividend shall be payable to the holders of Preferred Stock, in preference to and before any distribution or payment shall be made to the holders of any Junior Stock upon the occurrence of any of the following events: (i) upon a Qualified Public Offering (as defined below), (ii) upon an initial public offering of the Company's Common Stock which is not a Qualified Public Offering, or (iii) upon a Liquidation Event.

(b) So long as any shares of Preferred Stock are outstanding, no dividend, whether in cash or property, shall be paid or declared, nor shall any other distribution be made, on any Junior Stock, as applicable, nor shall any shares of Junior Stock of the Company be purchased, redeemed, or otherwise acquired for value by the Company (except for acquisitions of Common Stock by the Company pursuant to agreements which permit the Company to repurchase such shares upon termination of services to the Company or in exercise of the Company's right of first refusal upon a proposed transfer) until all dividends (set forth in Section D.2(a) above) on the Preferred Stock shall have been paid or declared and set apart. In the event dividends are paid on any share of Common Stock, an additional dividend shall be paid with respect to all

outstanding shares of Preferred Stock in an amount equal per share (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock in accordance with Section C.1 of this Article IV.

3. Voting Rights. Except as otherwise provided herein or as required by law, the Series Seed Preferred Stock and the Series CF1 Seed Preferred Stock and the Series CF2 Seed Preferred Stock shall be voted equally as a single class with the shares of the Common Stock of the Company and not as a separate class, at any annual or special meeting of shareholders of the Company, and may act by written consent in the same manner as the Common Stock, in either case upon the following basis: each holder of shares of Preferred Stock shall be entitled to such number of votes as shall be equal to the number of shares of Common Stock (including fractional shares) into which such holder's aggregate number of shares of Preferred Stock are convertible (pursuant to Section D.6 hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent.

4. Liquidation Rights.

(i) Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, including any of those events set forth in paragraph (iii) below (a "Liquidation Event") the holders of the shares of Preferred Stock shall be entitled, before any distribution or payment is made upon any shares of any Junior Stock, to be paid an amount per share equal to the Original Issue Price plus Preferred Stock Dividend reduced by any dividends actually paid to such holders (the "Preferred Liquidation Preference"). If upon such Liquidation Event the assets legally available for distribution among the holders of Series Seed Preferred Stock and the holders of Series CF1 Seed Preferred Stock and the holders of Series CF2 Seed Preferred Stock shall be insufficient to permit payment to the holders of their respective Preferred Liquidation Preference, then the entire assets of the Company legally available for distribution shall be distributed pro rata to the holders of Preferred Stock, based on their respective liquidation preferences. The Preferred Liquidation Preference shall also be applicable, in the form of a cash or in-kind payment to the holders of any Preferred Stock not previously converted, in the event of a sale of all or substantially all of the assets of, or merger (including stock for stock exchanges) or consolidation of, the Company.

(ii) After full payment of the Preferred Liquidation Preference has been made to the holders of the Preferred Stock, the remaining assets of the Company legally available for distribution shall be distributed to the holders of Preferred Stock and Common Stock ratably as if the Preferred Stock had been converted into Common Stock in accordance with Section D.6.

(iii) The following events shall be considered a Liquidation

Event under this Section:

(A) Any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the shares of stock held by the shareholders of the Company immediately prior to such consolidation, merger or reorganization, represent less than fifty percent (50%) of the surviving company's voting power immediately after such consolidation, merger or reorganization, or any transaction or series of related transactions, including a merger, stock sale, consolidation, stock issuance or similar event, to which the Company is a party in which in excess of fifty percent (50%) of the Company's voting power is transferred, excluding any consolidation or merger elected exclusively to change the domicile of the Company (an "Acquisition"); or

(B) A sale, lease, license or other disposition of all or substantially all of the assets or goodwill of the Company (an "Asset Transfer");

In the event of such an Acquisition or Asset Transfer, if the consideration received by the Company is other than cash, its value will be deemed its fair market value as determined in good faith by the Board of Directors, with the approval of both the Preferred Directors (as defined below). Any securities shall be valued as follows:

(1) If the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the twenty (20) day period ending three (3) days prior to the closing;

(2) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the twenty (20) day period ending three (3) days prior to the closing; and

(3) If there is no active public market, the fair market value shall be determined by the Board of Directors.

(iv) Written notice of such Liquidation Event, stating a payment date, the amount of any payments and the place where such payments shall be made, shall be given by mail, postage prepaid, or by international courier to non-United States residents, not less than 15 days prior to the payment date stated therein, to the holders of record of Preferred Stock, such notice to be addressed to each such holder at its address as shown by the records of the Company.

5. Restrictions. So long any shares of Series Seed Preferred Stock or Series CF1 Seed Preferred Stock or Series CF2 Seed Preferred Stock originally issued remain outstanding, without the approval of the majority of the holders of such class of Preferred Stock (voting in each case as a separate class), given in writing or by vote at a meeting, consenting or voting (as the case may be) and in addition to any other vote required by law or this Fourth Amendment of Incorporation, the Company will not:

(a) Amend, alter or repeal any provisions of its Fourth Amendment of Incorporation or Bylaws, including amending, altering or repealing any rights, preferences or privileges of: (i) the Series Seed Preferred Stock unless the transaction is specifically approved by the Series Seed Preferred Director; and (ii) the Series CF1 Seed Preferred Stock or Series CF2 Seed Preferred Stock unless the transaction is specifically approved by the Series CF Seed Preferred Director.

(b) Conduct any action which materially and adversely affects the rights, privileges, and preferences of the Preferred Stock in relation to the Common Stock, as well as to "exit" transactions in which the holders of Preferred Stock would receive less than three times the respective Original Issue Price, unless the transaction is specifically approved by the Series Seed Preferred Director or the Series CF Preferred Director, as the case may be;

(c) Increase the authorized number of shares of Preferred Stock in each class, whether any such increase shall be by means of amendment to the Amended and Restated Articles of Incorporation, by an Acquisition, reclassification of stock or otherwise;

(d) Create or authorize the creation of any additional class or series of shares of stock unless the same ranks junior to the Preferred Stock as to dividends and the distribution of assets upon a Liquidation Event, or create or authorize any obligation or security convertible into shares of Preferred Stock or into shares of any other class or series of stock unless the same ranks junior to the Preferred Stock as to dividends or the distribution of assets upon a Liquidation Event, whether any such creation or authorization shall be by means of amendment to these Fourth Amendment of Incorporation, by an Acquisition, reclassification of stock or otherwise;

(e) Enter into, consent to or agree to (i) any merger, combination or acquisition, recapitalization or reclassification or (ii) acquire, whether directly or indirectly, any interest or material amount of assets of another person or entity, whether by stock purchase, asset purchase, lease, license or otherwise;

(f) Change the size of the Board of Directors;

(g) Declare or pay any dividend or make any distribution (except as required for the Preferred Stock);

(h) Purchase or set aside any sums for the purchase of any shares of capital stock of the Company other than the Preferred Stock, except (i) for the purchase of shares of Common Stock from former employees or consultants of the Company who acquired such shares directly from the Company, if each such purchase is made pursuant to contractual rights held by the Company relating to the termination of employment of such former employee or approved by the Board of Directors including both Preferred Directors, or (ii) in exercise of the Company's right of first refusal upon a proposed transfer.

6. Conversion Rights. The holders of the Preferred Stock shall have the following rights with respect to the conversion of Preferred Stock into shares of Common Stock (the "Conversion Rights"):

(a) Optional Conversion. Subject to and in compliance with the provisions of this Section D.6, any share of Preferred Stock may, at the option of the holder, be converted at any time into fully-paid and non-assessable shares of Common Stock.

(b) Automatic Conversion.

(i) Each share of Series Seed Preferred Stock shall automatically be converted into fully-paid and non-assessable shares of Common Stock (A) at any time upon the affirmative election of the holders of a majority of the outstanding shares of the Series Seed Preferred Stock voting together as a separate class, or (B) after the Preference Amount has been paid in full to the holders of Series Seed Preferred Stock, at the election of the Company, provided however, that all shares of the Series Seed Preferred Stock shall be automatically converted upon an initial public offering of the Company’s securities of at least Twenty Million Dollars ($20,000,000) where the Common Stock is offered for not less than Four Dollars ($4.00) per share (a “Qualified Public Offering”).

(ii) Each share of Series CF1 Seed Preferred Stock and Series CF2 Seed Preferred Stock shall automatically be converted into fully-paid and non-assessable shares of Common Stock (A) at any time upon the affirmative election of the holders of a majority of the outstanding shares of the Series CF1 Seed Preferred Stock or Series CF2 Seed Preferred Stock, as the case may be, voting together as a separate class, or (B) after the Preference Amount has been paid in full to the holders of Series CF1 Seed Preferred Stock or Series CF2 Seed Preferred

Stock, as the case may be, at the election of the Company, provided however, that all shares of the Series CF1 Seed Preferred Stock or Series CF2 Seed Preferred Stock, as the case may be, shall be automatically converted upon a Qualified Public Offering of the Company's securities.

(iii) Upon the occurrence of an optional conversion pursuant to Section D.6(a) or an event triggering automatic conversion as set forth in Section D.6(b)(i) or (ii), the outstanding shares of the Preferred Stock so converted shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; provided, however, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Preferred Stock are either delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Preferred Stock, the holders shall surrender the certificates representing such shares at the office of the Company or any transfer agent for the Preferred Stock. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Preferred Stock surrendered were convertible on the date on which such optional or automatic conversion occurred, and any accrued and unpaid dividends shall be paid in accordance with the provisions of Section D.2.

(c) Conversion Rate and Price. The Series Seed Preferred Stock shall initially convert to Common Stock on a one to one ratio (i.e., with a conversion price of $1.19 per share), unless adjusted for stock splits, reverse splits, or other capital restructuring as described below. The Series CF1 Seed Preferred Stock shall initially convert to Common Stock on a one to one ratio (i.e., with a conversion price of $1.8707 per share, unless adjusted for stock splits, reverse splits, or other capital restructuring as described below. The Series CF2 Seed Preferred Stock shall initially convert to Common Stock on a one to one ratio (i.e., with a conversion price of $2.2450 per share), unless adjusted for stock splits, reverse splits, or other capital restructuring as described below.

(d) Adjustment of Price Upon Issuance of Common Stock. Except as provided in Section D.6(d)(viii), if and whenever the Company shall issue any additional shares of Common Stock (or shares of another class of stock convertible into Common Stock or warrants or options for Common Stock or a class of convertible stock, or debt convertible into any of the foregoing) for a consideration per share less than the Conversion Price for the Series Seed Preferred Stock and/or the Series CF1 Seed Preferred Stock and/or the Series CF2 Seed Preferred Stock, as the case may be, in effect immediately prior to the time of such issue ("Additional Stock"), then, forthwith upon such issue or sale, the Conversion Price for the Series Seed Preferred Stock and/or the Series CF1 Seed Preferred Stock and/or the Series CF2 Seed Preferred Stock, as the case may be, shall be adjusted to a weighted average based on such lower price.

For purposes of this Section D.6(d), the following subsections shall also be applicable:

(i) Issuance of Rights or Options. In case at any time the Company shall in any manner grant (whether directly or by assumption in a merger or otherwise) any warrants or other rights to subscribe for or to purchase, or any options for the purchase of, Common Stock or any stock or security convertible into or exchangeable for Common Stock (such warrants, rights or options being called "Options" and such convertible or exchangeable stock or securities being called "Convertible Securities") whether or not such Options or the right to convert or exchange any such Convertible Securities are immediately exercisable (so long as the exercise price and number of shares is then fixed), and the price per share for which Common Stock is issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Securities (determined by dividing (A) the total amount, if any, received or receivable by the Company as consideration for the granting of such Options, plus the aggregate amount of additional consideration payable to the Company upon the exercise of all such Options, plus, in the case of such Options which relate to Convertible Securities, the aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration), if any, payable to the Company upon the issue or sale of such Convertible Securities and upon the conversion or exchange thereof, by (B) the total number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) issuable upon the exercise of such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options) shall be less than the Conversion Price for the Series Seed

Preferred Stock and/or the Series CF1 Seed Preferred Stock and/or the Series CF2 Seed Preferred Stock, as the case may be, in effect immediately prior to the time of the granting of such Options, then the total number of shares of Common Stock issuable upon the exercise of such Options or upon conversion or exchange of the total amount of such Convertible Securities issuable upon the exercise of such Options shall be deemed to have been issued for such price per share as of the date of granting of such Options or the issuances of such Convertible Securities and thereafter shall be deemed to be outstanding. Except as otherwise provided in subsection D.6(d)(iii), no adjustment of the Conversion Price for the Preferred Stock shall be made upon the actual issuance of such Common Stock or of such Convertible Securities upon exercise of such Options or upon the actual issuance of such Common Stock upon conversion or exchange of such Convertible Securities.

(ii) Issuance of Convertible Securities. In case the Company shall in any manner issue (whether directly or by assumption in a merger or otherwise) or sell any Convertible Securities, whether or not the rights to exchange or convert any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon such conversion or exchange (determined by dividing (A) the total amount received or receivable by the Company as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration), if any, payable to the Company upon the conversion or exchange thereof, by (B) the total maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) issuable upon the conversion or exchange of all such Convertible Securities) shall be less than the Conversion Price for the Series Seed Preferred Stock and/or the Series CF1 Seed Preferred Stock and/or the Series CF2 Seed Preferred Stock, as the case may be, in effect immediately prior to the time of such issue or sale, then the total maximum number of shares of Common Stock issuable upon conversion or exchange of all such Convertible Securities shall be deemed to have been issued for such price per share as of the date of the issue or sale of such Convertible Securities and thereafter shall be deemed to be outstanding, provided that (I) except as otherwise provided in subsection D.6(d)(iii), no adjustment of the Conversion Price for the Series Seed Preferred Stock and/or the Series CF1 Seed Preferred Stock and/or the Series CF2 Seed Preferred Stock, as the case may be, shall be made upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities and (II) if any

such issue or sale of such Convertible Securities is made upon exercise of any Options to purchase any such Convertible Securities for which adjustments of the Conversion Price for Series Seed Preferred Stock and/or the Series CF1 Seed Preferred Stock and/or the Series CF2 Seed Preferred Stock, as the case may be, have been or are to be made pursuant to other provisions of this Section D.6(e), no further adjustment of the Conversion Price for the Series Seed Preferred Stock and/or the Series CF1 Seed Preferred Stock and/or the Series CF2 Seed Preferred Stock, as the case may be, shall be made by reason of such issue or sale.

(iii) Change in Option Price or Conversion Rate; Expiration of Option and Termination of Right to Convert or Exchange Convertible Securities. Upon the happening of any of the following events, namely, if the purchase price provided for in any Option referred to in subsection D.6(d)(i), the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities referred to in subsections D.6(d)(i) or (ii), or the rate at which Convertible Securities referred to in subsections D.6(d)(i) or (ii) are convertible into or exchangeable for Common Stock shall change at any time (including, but not limited to, changes under or by reason of provisions designed to protect against dilution), the Conversion Price in effect at the time of such event for the Series Seed Preferred Stock and/or the Series CF1 Seed Preferred Stock and/or the Series CF2 Seed Preferred Stock, as the case may be, shall forthwith be readjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold; provided, however, that no such adjustment shall increase the Conversion Price for the Series Seed Preferred Stock and/or the Series CF1 Seed Preferred Stock and/or the Series CF2 Seed Preferred Stock, as the case may be, then in effect hereunder to a price which exceeds the lower of (i) the applicable Conversion Price on the original adjustment date, or (ii) the Conversion Price that would have resulted from any issuance of additional shares of Common Stock between the original adjustment date and such readjustment date. On the expiration of any Option or the termination of any right to convert or exchange such Convertible Securities, the Conversion Price then in effect hereunder for the Series Seed Preferred Stock and/or the Series CF1 Seed Preferred Stock and/or the Series CF2 Seed Preferred Stock, as the case may be, shall forthwith be increased (if previously adjusted pursuant to the terms of this subsection D.6(d)(iii)) to the Conversion Price which would have been in effect at the time of such expiration or termination had such Option or Convertible Securities, to the extent outstanding immediately prior to such expiration or termination, never been

issued.

(iv) Stock Dividends. In case the Company shall declare a dividend or make any other distribution upon any stock of the Company payable in Common Stock (except for dividends or distributions upon the Common Stock), Options or Convertible Securities, any Common Stock, Options or Convertible Securities, as the case may be, issuable in payment of such dividend or distribution shall be deemed to have been issued or sold at a price per share of $0.01.

(v) Consideration for Stock. In case any shares of Common Stock, Options or Convertible Securities shall be issued or sold for cash, the consideration received (before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Company for any underwriting or otherwise in connection with such issuance) therefor shall be deemed to be the amount actually received by the Company therefor. In case any shares of Common Stock, Options or Convertible Securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company shall be deemed to be the fair value of such consideration as determined in good faith by the Board of Directors of the Company (which approval shall include both the Preferred Directors). In case any Options shall be issued in connection with the issue and sale of other securities of the Company, together comprising one integral transaction in which no specific consideration is allocated to such Options by the parties thereto, such Options shall be deemed to have been issued for such consideration as determined in good faith by the Board of Directors of the Company (which approval shall include both the Preferred Directors).

(vi) Record Date. In case the Company shall take a record of the holders of its Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Stock, Options or Convertible Securities or (B) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be; provided, however, if such record date shall have been fixed and such dividend or other distribution is not issued or made or such rights of subscription or purchase are not granted on the date issued or made or such rights of subscription or purchase are not granted on the date fixed therefor, the adjustment previously made in the Conversion Price which became effective on such record date shall be cancelled as of the close of business on such record

date, and thereafter the Conversion Price shall be adjusted pursuant to this subsection D.6(d)(vi) as of the actual date of their issuance.

(vii) Treasury Shares. The disposition of any shares of Common Stock owned or held by or for the account of the Company shall be considered an issue or sale of Common Stock for the purpose or this Section D.6(d); and

(viii) Certain Issues Excepted. Anything herein to the contrary notwithstanding, the Company shall not be required to make any adjustment of the Conversion Price for the Preferred Stock in the case of the issuance of shares, options or warrants issued to institutional lenders, strategic partners or under a Company option plan of 200,000 shares (and such higher amount as approved by holders of a majority of the shares of Preferred Stock), all of which shall be considered "Exempted Shares".

(e) Adjustment for Stock Splits and Combinations. If the Company shall at any time or from time to time after the date that the first share of Series Seed Preferred Stock is issued (respectively, the "Original Issue Date") effect a subdivision (by stock split, by payment of a stock dividend or otherwise) of the outstanding Common Stock without a corresponding subdivision of the Preferred Stock, the Conversion Price for each class of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased. Conversely, if the Company shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock into a smaller number of shares without a corresponding combination of the Preferred Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section D.6 shall become effective at the close of business on the date the subdivision or combination becomes effective. If the Company shall at any time or from time to time after the Original Issue Date effect a subdivision of the Series Seed Preferred Stock and/or the Series CF1 Seed Preferred Stock and/or the Series CF2 Seed Preferred Stock, as the case may be, (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Series Seed Preferred Stock and/or the Series CF1 Seed Preferred Stock and/or Series CF2 Seed Preferred Stock, as the case may be, the Preferred Dividend, Original Issue Price and Preferred Liquidation Preference of the Series Seed Preferred Stock and/or the Series CF1 Seed Preferred Stock and/or the Series CF2 Seed Preferred Stock, as the case may be in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. Conversely, if the Company shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Series Seed Preferred Stock and/or the Series CF Preferred Stock, as the case may be, (by reclassification or otherwise) into a lesser number of shares of Series

Seed Preferred Stock and/or the Series CF1 Seed Preferred Stock and/or the Series CF2 Seed Preferred Stock, as the case may be, the Preferred Dividend, Original Issue Price and Preferred Liquidation Preference of the Series Seed Preferred Stock and/or the Series CF1 Seed Preferred Stock and/or the Series CF2 Seed Preferred Stock, as the case may be, in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f) Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date, the Common Stock issuable upon the conversion of the Preferred Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than an Acquisition or Asset Transfer as defined in Section D.4 or a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this Section D.6), in any such event each holder of Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the maximum number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

(g) Reorganizations, Mergers, Consolidations or Sales of Assets. If at any time or from time to time after the Original Issue Date, there is a capital reorganization of the Common Stock (other than an Acquisition or Asset Transfer as defined in Section D.4 or a recapitalization, subdivision, combination, reclassification, exchange or substitution of shares provided for elsewhere in this Section D.6), as a part of such capital reorganization, provision shall be made so that the holders of the Preferred Stock shall thereafter be entitled to receive upon conversion of such Preferred Stock the number of shares of stock or other securities or property of the Company to which a holder of the number of shares of Common Stock deliverable upon conversion would have been entitled on such capital reorganization, subject to adjustment in respect of such stock or securities by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section D.6 with respect to the rights of the holders of the Preferred Stock after the capital reorganization to the end that the provisions of this Section D.6 (including adjustment of the Conversion Price then in effect and the number of shares issuable upon conversion of the Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(h) Certificate of Adjustment. In each case of an adjustment or readjustment

of the Conversion Price for the number of shares of Common Stock or other securities issuable upon conversion of the Series Seed Preferred Stock and/or the Series CF1 Seed Preferred Stock and/or the Series CF2 Seed Preferred Stock, as the case may be, the Company, at its expense, shall, as promptly as reasonably practicable, but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of Series Seed Preferred Stock and/or the Series CF1 Seed Preferred Stock and/or the Series CF2 Seed Preferred Stock, as the case may be, at the holder's address as shown in the Company's books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the consideration received or deemed to be received by the Company for any additional shares of Common Stock issued or sold or deemed to have been issued or sold, (ii) the applicable Conversion Price at the time in effect, (iii) the number of additional shares of Common Stock and (iv) the type and amount, if any, of other property which at the time would be received upon conversion of the Series Seed Preferred Stock and/or the Series CF1 Seed Preferred Stock and/or the Series CF2 Seed Preferred Stock, as the case may be.

(i) Notices of Record Date. Upon (i) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any Acquisition (as defined in Section D.4) or other capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company, any merger or consolidation of the Company with or into any other corporation, or any Asset Transfer (as defined in Section D.4), or any voluntary or involuntary dissolution, liquidation or winding up of the Company, the Company shall mail to each holder of the Preferred Stock at least ten (10) days prior to the record date specified therein (or such shorter period approved by a majority of the outstanding Preferred Stock voting together as a separate class) a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up.

(j) Fractional Shares. No fractional shares of Common Stock shall be issued

upon conversion of the Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of the Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the Common Stock's fair market value (as determined by the Board of Directors) on the date of conversion.

(k) Reservation of Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Preferred Stock, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares sufficient for such purpose.

(l) Notices. Any notice required by the provisions of this Section D.6 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified; (ii) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient; if not, then on the next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Company.

(m) Payment of Taxes. The Company will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock, excluding any tax or other charge imposed in connection with any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered.

(n) No Dilution or Impairment. Without the consent of the holders of the then outstanding Preferred Stock as required under Section D.5, the Company shall not amend its Articles of Incorporation or participate in any reorganization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities or take any other voluntary action, for the purpose of avoiding or seeking to avoid the observance or performance of

any of the terms to be observed or performed hereunder by the Company, but shall at all times in good faith assist in carrying out all such action as may be reasonably necessary or appropriate in order to protect the conversion rights of the holders of the Preferred Stock against dilution or other impairment.

(o) Reissuance of Preferred Stock. Any shares of Preferred Stock redeemed or otherwise acquired by the Company in any manner whatsoever shall be cancelled and shall not under any circumstances be reissued; and the Company may from time to time take such appropriate corporate action as may be necessary to reduce accordingly the number of authorized shares of Preferred Stock.

7. Preemptive Rights.

(a) The holders of the Preferred Stock shall have preemptive rights to invest on the same terms as subsequent investors (unless (i) waived by the holders of a majority of the shares of Series Seed Preferred Stock and/or the Series CF1 Seed Preferred Stock and/or the Series CF2 Seed Preferred Stock, as the case may be, in response to a demand made with respect to any proposed venture capital or institutional investment of $2,000,000 or more, or (ii) waived by the holders of at least two-thirds of the shares of Series Seed Preferred Stock and/or the Series CF1 Seed Preferred Stock and/or the Series CF2 Seed Preferred Stock, as the case may be). The holders of Preferred Stock shall not have preemptive rights with regard to any Exempted Shares.

(b) The Company shall give each holder of Preferred Stock fifteen (15) days' written notice (the "Notice Period") of any proposed security issuance which would give rise to preemptive rights as contemplated in this Section D.7. Each holder of Preferred Stock wishing to purchase securities shall have the right to purchase that portion of the securities which is determined by a fraction, the numerator of which is the number of shares of Common Stock held by such holder, and the denominator of which is the number of shares of Common Stock held by all holders of Common Stock or rights to acquire Common Stock (assuming for purposes of the calculation the exercise of all rights to acquire common stock and conversion into Common Stock of all convertible securities of the Company including all shares of Preferred Stock). Each holder of Preferred Stock shall have a further pro rata right (a "right of over- allotment") to purchase the securities refused by any holder of Preferred Stock who declines to fully exercise its preemptive right. Each holder of Preferred Stock desiring to exercise its preemptive right must notify the Company in writing prior to the close of business on the last day of the Notice Period, stating (i) its intent to purchase, (ii) whether or not it intends to exercise its right of over-allotment, and (ii) the maximum number of securities it is willing to purchase (up to its preemptive right maximum).

(c) In the event any holder of Preferred Stock fails to exercise in full its preemptive right (after giving effect to the over-allotment provisions hereof), the Company shall have sixty (60) days thereafter to sell the securities with respect to which the holder of Preferred Stock's option was not exercised, at a price and upon terms no more favorable to the purchaser thereof than specified in the Company's notice. To the extent the Company does not sell all the securities so offered within said sixty (60) day period, the Company shall not thereafter issue or sell any such securities without first offering such securities to the holders of Preferred Stock in the manner provided herein.

(d) Each holder of Preferred Stock shall have the right to assign its rights to purchase additional shares of capital stock of the Company under this Section D.7 to any affiliate of such holder of Preferred Stock (up to its preemptive right maximum).

(e) The preemptive rights set forth in this Section D.7 shall terminate and be of no further force or effect upon a Qualified Public Offering.

E. Election of Directors.

1. Directors shall be elected at each annual meeting of shareholders to hold office until the next annual meeting. Each director shall hold office either until the expiration of the term for which elected or appointed and until a successor has been elected and qualified, or until such director's death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

2. No person entitled to vote at an election for directors may cumulate votes to which such person is entitled.

3. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide. The number of directors constituting the Board shall be set at five (5) and shall only be increased or decreased in accordance with the Bylaws and the provisions of this Fourth Amendment of Incorporation.

4. The holders of the Series Seed Preferred Stock, voting as a separate class, shall be entitled to elect one (1) director of the Company (the "Series Seed Preferred Director") and the holders of the Series CF1 Seed Preferred Stock and Series CF2 Seed Preferred Stock, voting as a single separate class, shall be entitled to elect one (1) director of the Company (the "Series CF Seed Preferred Director" and together with the Series Seed Preferred Director, the “Preferred Directors”) at each meeting or pursuant to each consent of the Company's shareholders for the election of directors. The holders of the Common Stock, voting as a separate class, shall be entitled to elect three (3) directors of the Company at each meeting or pursuant to

each consent of the Company's shareholders for the election of directors.

5. At any meeting (or in a written consent in lieu thereof) held for the purpose of electing directors: (a) the presence in person or by proxy (or the written consent) of the holders of a majority of the shares of Series Seed Preferred Stock, voting as a separate class; (b) the presence in person or by proxy (or the written consent) of the holders of a majority of the shares of Series CF1 Seed Preferred Stock and Series CF2 Seed Preferred Stock, voting as a single separate class; or (c) Common Stock, voting as a separate class, as the case may be, then outstanding shall constitute a quorum of: (a) the Series Seed Preferred Stock, voting as a separate class; (b) the Series CF1 Seed Preferred Stock and Series CF2 Seed Preferred Stock, voting as a single separate class, or (c) Common Stock, voting as a separate class, as the case may be, for the election of directors to be elected by such holders, respectively. A vacancy in a directorship elected by holders of a majority of the Series Seed Preferred Stock, voting as a separate class, shall be filled only by vote or written consent of the holders of the Series Seed Preferred Stock. A vacancy in a directorship elected by holders of a majority of the Series CF1 Seed Preferred Stock and Series CF2 Seed Preferred Stock, voting as a single separate class, shall be filled only by vote or written consent of the holders of the Series CF1 Seed Preferred Stock and Series CF2 Seed Preferred Stock. A vacancy in a directorship elected by holders of Common Stock, voting as a separate class, shall be filled only by vote or written consent of the holders of a majority of the Common Stock voting as a separate class.

F. Information Rights. Each holder of Preferred Stock shall be entitled to receive annual financial statements, as well as any significant revisions to the Company’s business plan. The annual statements will be delivered within one hundred and twenty (120) days after the end of the fiscal year. If for any other reason, such statements are audited or reviewed, then such audited or reviews statement shall be delivered. Additionally, such statement will be accompanied by a summary business report. To the extent that the Board approves any substantial change to the Company’s business plan, such plan or a summary of the changes will be provided to each holder of Preferred Stock.

V.

For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation, and regulation of the powers of the Corporation, of its directors and of its shareholders or any class thereof, as the case may be, it is further provided that

A. The management of the business and the conduct of the affairs of the Company shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws, subject to the provisions of Article IV, Section E of this Amended

and Restated Articles of Incorporation.

B. Subject to the terms of this Fourth Amendment of Incorporation, the Bylaws may be altered or amended or new Bylaws adopted by the shareholders entitled to vote. Subject to the terms of this Amended and Restated Articles of Incorporation, the Board of Directors shall also have the power to adopt, amend or repeal Bylaws.

C. Subject to any applicable requirements of law, the books of the Company may be kept outside the Commonwealth of Pennsylvania at such locations as may be designated by the Board of Directors or in the Bylaws of the Company.

VI.

A. The Company shall indemnify each person who at any time is, or shall have been, a director, officer, employee or agent of the Company and was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of another Company, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any such action, suit or proceeding, to the maximum extent permitted by the BCL, as the same exists or may hereafter be amended. In furtherance of and not in limitation of the foregoing, the Company shall advance expenses, including attorneys' fees, incurred by an officer, director, employee or agent of the Company in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such advances if it shall be ultimately determined that he is not entitled to be indemnified by the Company. The foregoing right of indemnification shall in no way be exclusive of any other rights of indemnification to which any such director, officer, employee or agent may be entitled, under any Bylaw, agreement, vote of directors or shareholders or otherwise. No amendment to or repeal of the provisions of this Article VI shall deprive a director or officer of the benefit hereof with respect to any act or failure to act occurring prior to such amendment or repeal.

B. Whenever a compromise or arrangement is proposed between this Company and its creditors or any class of them and/or between this Company and its shareholders or any class of them, any court of equitable jurisdiction within the Commonwealth of Pennsylvania may, on the application in a summary way of this Company or of any creditor or shareholder thereof or on the application of any receiver or receivers appointed for this Company under the provisions of the BCL or on the application of trustees in dissolution or of any receiver or receivers appointed for this Company under the provisions of the BCL order a meeting of the creditors or class of creditors, and/or of the shareholders or class of shareholders of this Company, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the shareholders or class of shareholders of this Company, as the case may be, agree to any compromise or

arrangement and to any reorganization of this Company as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the shareholders or class of shareholders, of this Company, as the case may be, and also on this Company.

C. No director of the Company shall be personally liable to the Company or to any of its shareholders for monetary damages arising out of such director's breach of his fiduciary duty as a director of the Company, except to the extent that the elimination or limitation of such liability is not permitted by the BCL, as the same exists or may hereafter be amended. No amendment to or repeal of the provisions of this Article VI shall deprive any director of the Company of the benefit hereof with respect to any act or failure to act of such director occurring prior to such amendment or repeal.

VII.

Subject to the other provisions of this Fourth Amendment of Incorporation, the Company reserves the right to amend, alter, change or repeal any provision contained in this Fourth Amendment of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the shareholders herein are granted subject to this reservation.

FIVE: This Fourth Amendment of Incorporation, which amends and restates the Third Amended and Restated Articles of Incorporation of the Corporation, has been duly adopted in accordance with the provisions of the BCL by the Board of Directors and the shareholders of the Corporation.